FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               For April 24, 2003

                        Commission File Number: 000-22828

                             MILLICOM INTERNATIONAL
                                  CELLULAR S.A.
                               75 Route de Longwy
                            Box 23, L-8080 Bertrange
                            Grand-Duchy of Luxembourg
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

              Form 20-F   X            Form 40-F
                        _____                     _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                      No    X
                     _____                    _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

                      MILLICOM INTERNATIONAL CELLULAR S.A.

                                INDEX TO EXHIBITS

Item

1.
- Press release dated April 24, 2003

                                   SIGNATURES



      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                            MILLICOM INTERNATIONAL CELLULAR S.A.
                                                        (Registrant)



Date: April  24, 2003                       By: /s/ John Ratcliffe
                                                ------------------
                                            Name: John Ratcliffe
                                            Title: Chief Financial Controller

                                                                          Item 1

                                     [MIC]

                      MILLICOM INTERNATIONAL CELLULAR S.A.

                                                           FOR IMMEDIATE RELEASE
                                                                  April 24, 2003

             MILLICOM INTERNATIONAL CELLULAR S.A. ANNOUNCES RESULTS
                      FOR THE QUARTER ENDED MARCH 31, 2003


                o EBITDA Margin of 50%*
                o 20% increase in EBITDA to $69.0m (Q1 02: $57.7m)*
                o 11% increase in revenue to $138.8m (Q1 02: $124.8m)*
                o 36% increase in quarterly EBITDA in Asia from Q1 2002*
                o 25% increase in quarterly revenue in Asia from Q1 2002*

New York, London and Luxembourg - April 24, 2003 - Millicom International Cellular SA (Nasdaq Stock Market: MICC), the global telecommunications investor, today announces results for the quarter ended March 31, 2003.



        Financial summary for the quarters ended March 31, 2003 and 2002




                                                March 31        March 31        Change
                                                2003            2002


Worldwide subscribers (i) *
- proportional cellular                        2,962,603       2,369,603           25%
- gross cellular                               4,248,714       3,331,533           28%
                                      ================================================

US$ `000
Revenues*                                        138,793         124,783           11%

Operating profit before depreciation
and amortization, EBITDA(ii)*                     68,988          57,700           20%

EBITDA margin*                                       50%             46%             -

Profit (loss) before financing, taxes
and disposal of investments                       74,147          14,053             -
                                      ------------------------------------------------

Profit (loss) for the period                      26,226        (26,340)             -

Basic and diluted earnings (loss)
per common share (US$)                              1.61          (0.54)             -

Weighted average number of shares
(thousands)                                       16,284          49,191             -


(i) Subscriber figures represent the worldwide total number of subscribers of cellular systems in which MIC has an ownership interest. Subscriber figures do not include divestedoperations or the subscribers of Tele2 AB, in which MIC has a 6.8% interest at April 24, 2003.

(ii) EBITDA; operating profit before interest, taxation, depreciation and amortization, is derived by deducting cost of revenues, sales and marketing costs, and general and administrative costs from revenues.

* Due to local issues in El Salvador, MIC has discontinued consolidating El Salvador on a proportional basis with effect from May 2001. All comparatives in this press release, other than those noted in the appendices, exclude divested operations and El Salvador in respect to subscribers and for financial results, up to and including EBITDA.



Marc Beuls, MIC's President and Chief Executive Officer stated:

"MIC has reported another strong quarter with EBITDA of $69.0m, an increase of 20% against the same period in 2002. In particular the Asian market was growing at an exceptional rate with revenues up by 25% and EBITDA increasing by 36%. In Africa we saw the first signs of a turnaround producing an in crease in EBITDA of 29%. The Group EBITDA margin moved up to 50% showing how the cost reductions and the focus on core business that started in 2002 are continuing to benefit MIC's financial performance. In addition, total debt on our balance sheet has been further reduced by $90.6m in the quarter or $288.3m compared with the same period last year."

"Last week on April 16, MIC announced that it had received unconditional commitments from approximately 67% of the holders of its 13 1/2 2006 notes to tender their notes in the ongoing private exchange offer and consent solicitation, under certain amended terms. The Offer is extended to May 2, 2003; if 85% of the bondholders accept, the restructuring will be accepted and this will give MIC a suitable capital structure for the underlying business. We are excited at this prospect as it will enable the management to focus on growing the mobile businesses, which have some of the best prospects of any mobile businesses in the world, and will enable management to deliver increased value to shareholders."

                        FINANCIAL AND OPERATING SUMMARY

o   Subscriber  growth:

    0 An annual increase in worldwide gross cellular subscribers of 28% to 4,248,714 as at March 31, 2003

    0 An annual increase in worldwide proportional cellular subscribers of 25% to 2,962,603 as at March 31, 2003

    0 In the first quarter of 2003 MIC added 245,803 net new gross cellular subscribers

    0 An annual increase in proportional prepaid subscribers of 34% to 2,641,734 as at March 31, 2003

o   Financial  highlights:

    0 Revenue for the first quarter of 2003 was $138.8 million, an increase of 11% from the first quarter of 2002

    0 EBITDA increased by 20% in the first quarter of 2003 to $69.0 million, from $57.7 million for the first quarter of 2002

    0 The Group EBITDA margin was 50% in the first quarter of 2003 increasing from 46% in the first quarter of 2002

o Total cellular minutes increased by 6% for the three months ended March 31, 2003 from the previous quarter with prepaid minutes increasing by 12% in the same period

o On January 21, 2003 MIC made an Exchange Offer and Consent Solicitation to bondholders of the 13 1/2% Senior Subordinated Notes due 2006

o On January 24, 2003 the Board proposed a reverse stock split of the issued shares of the Company by exchanging three existing shares of a par value of $2 each for one new share with a par value of $6. The Extraordinary General Meeting to approve this reverse stock split was held on February 17, 2003

o In February 2003 MIC successfully completed the sale of its Colombian operation, Celcaribe S.A., to Comcel S.A., a subsidiary of America Movil. The net proceeds for MIC's interest in the equity of Celcaribe S.A., were $9,876,000.

o In the first quarter of 2003, MIC sold 44,129 B shares in Tele2 AB to Industriforvaltnings AB Kinnevik at market prices

o During the quarter, total reported debt has been reduced by $90,609,000, including the effect of the divestment of Colombia

o   Subsequent events:

    0 On April 16, 2003 MIC announced that it had received unconditional commitments from approximately 67% of the holders of its 13 1/2% Senior Subordinated Discount Notes due 2006 to tender for MIC's ongoing private exchange offer and consent solicitation under certain amended terms. Holders of the Old Notes who tender their Old Notes will receive for each $1,000 of Old Notes validly tendered $720 of Millicom's newly issued 11% Senior Notes due 2006, or the "11% Notes", and $81.7 of Millicom's newly issued 2% Senior Convertible PIK (payment in kind) Notes due 2006, or the "2% Notes", both maturing June 1, 2006 (which, when issued, could result in a maximum dilution to existing Millicom stockholders of approximately 30%, assuming no issuance of additional 2% Notes in lieu of cash interest). The 11% Notes will have the right to receive semiannual amortization payments due June 1, 2004, December 1, 2004, June 1, 2005 and December 1, 2005. The 2% Notes will be convertible into Millicom's common stock at a conversion price of $10.75 per share (taking into consideration Millicom's recent reverse stock split). At maturity or upon redemption, Millicom will have the right to, at its option, in whole or in part, pay the then outstanding principal amount of the 2% Notes, plus accrued and unpaid interest thereon, in cash or in shares of its common stock. The expiration date for the exchange offer and consent solicitation is extended until May 2, 2003.

                              REVIEW OF OPERATIONS

                               SUBSCRIBER GROWTH*

At March 31 2003, MIC's worldwide cellular subscriber base increased by 28% to 4,248,714 cellular subscribers from 3,331,533 at March 31, 2002. Particularly significant percentage increases were recorded in Ghana, Cambodia, Sri Lanka and Vietnam.

MIC's proportional cellular subscriber base increased by 25% to 2,962,603 at March 31, 2003, from 2,369,603 at March 31, 2002.

Within the 2,962,603 proportional cellular subscribers reported at the end of the first quarter, 2,641,734 were pre-paid customers, representing a 34% increase on the 1,976,407 proportional prepaid subscribers recorded at the end of March 2002. Pre-paid subscribers currently represent 89% of gross reported proportional cellular subscribers.

          FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2003*

Total revenues for the three months ended March 31, 2003 were $138.8 million, an increase of 11% from the first quarter of 2002. MIC's operations in Asia recorded revenue growth of 25% on an annualized basis, with Vietnam producing growth of 35% from the first quarter of 2002. Revenues for Africa for the first quarter of 2003, increased by 24% to $14.8 million from the same period last year.

The volatile economic situation in South America is reflected in the 6% decrease in first quarter revenues for Latin America relative to 2002, although the Central American market continued to perform strongly with Guatemala producing a revenue increase of 22% from the first quarter of 2002. Using the exchange rates for 2002, Latin America would have recorded revenue growth of over 8%.

EBITDA for the three months ended March 31, 2003 was $69.0 million, an increase of 20% from March 31, 2002. EBITDA for Asia increased by 36% from the first quarter of 2002 to $37.6 million, with particularly strong increases produced by Pakcom, Sri Lanka and Vietnam, which recorded growth from the first quarter of 2002 of 55%, 46% and 40% respectively. The strong EBITDA growth in the region as a whole reflects the buoyancy of this market and the impact of stringent cost cutting measures. MIC Africa produced EBITDA growth of 29% from the first quarter of 2002 to $5.7 million.

The positive impact of cost cutting in Latin America was reflected in the EBITDA for the region, which increased slightly from the first quarter of 2002 to $24.9 million, despite the adverse currency movement, with margins increasing from 44% to 47%. At constant 2002 exhange rates, EBITDA for Latin America would have increased by 14%. The main contributors to EBITDA increase were Guatemala and Bolivia, which recorded increases of 37% and 26% respectively from the first quarter of 2002.

                    CORPORATE LIQUIDITY AND DEBT INDICATORS


                                                        At March 31, 2003

                Cash at the corporate level $m                  44.0
                Cash upstreamed from operations $m              20.8
                Toronto  Dominion debt outstanding $m           56.4
                Tele2 shares pledged to Toronto  Dominion     6,184,293
                Total Tele2 shares                            9,968,414



Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group's cellular operations have a combined population under license (excluding Tele2) of approximately 382 million people. In addition, MIC provides high-speed wireless data services in five countries. MIC also has a 6.8% interest in Tele2 AB, the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services to 17.7 million customers in 22 countries. The Company's shares are traded on the Luxembourg Bourse and the Nasdaq Stock Market under the symbol MICC.

This press release may contain certain "forward-looking statements" with respect to Millicom's expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom's actual results in the future could differ materially from those anticipated in forward -looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom's most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A members or persons acting on Millicom's behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

Lazard is acting for Millicom International Cellular S.A. in connection with the exchange offer and consent solicitation and no-one else and will not be responsible to anyone other than Millicom International Cellular S.A. for providing the protections offered to clients of Lazard nor for providing advice in relation to the exchange offer or consent solicitation.

CONTACTS:

Marc Beuls                                           Telephone: +352 27 759 101
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Jim Millstein                                        Telephone: +1 212 632 6000
Lazard, New York

Peter Warner                                         Telephone: +44 20 7588 2721
Daniel Bordessa
Cyrus Kapadia
Lazard,  London

Andrew Best                                          Telephone: +44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at http://www.millicom.com


                            CONFERENCE CALL DETAILS

A conference call to discuss the results will be held at 16:00 Luxembourg time / 10:00 New York time, on Thursday, April 24, 2003. The dial-in number is: +44 20 8240 8245 and participants should quote Millicom International Cellular. A live audio stream of the conference call can also be accessed at www.millicom.com. Please dial in / log on 5 minutes prior to the start of the conference call to allow time for registration. A recording of the conference call will be available for 48 hours, commencing shortly after the live call has finished, on +44 20 8288 4459, access code: 709272.

                                   APPENDICES

o Consolidated statements of profit and loss for the three months ended March 31, 2003 and 2002

o   Consolidated balance sheets as at March 31, 2003 and December 31, 2002

o Consolidated statements of cashflows for the three months ended March 31, 2003 and 2002

o Consolidated statements of changes in shareholders' equity for the three months ended March 31, 2003 and 2002

o   MIC quarterly analysis by region

                      Millicom International Cellular S.A.
                   Consolidated statements of profit and loss
               for the three months ended March 31, 2003 and 2002



                                                                Quarter ended           Quarter ended
                                                               March 31, 2003          March 31, 2002

                                                                  (Unaudited)             (Unaudited)
                                                                     US$ '000                US$ '000


Revenues                                                              144,719                 145,066

Operating expenses

   Cost of revenues (excluding depreciation and
   amortization)                                                     (36,546)                (40,208)

   Sales and marketing                                               (17,956)                (20,459)

   General and administrative expenses                               (18,647)                (20,732)

   Corporate and license acquisition costs                            (5,999)                 (5,798)

   Write-down of assets, net                                            (384)                   (289)

   Depreciation and amortization                                     (30,503)                (35,121)

Operating profit                                                       34,684                  22,459

   Gain (loss) on exchange and disposal of investments                  1,181                 (7,586)

   Valuation movement on securities                                    38,237                       0

   Profit/ (loss) from associate companies                                 45                   (820)
                                                       ----------------------------------------------
Profit before financing and taxes                                      74,147                  14,053

   Interest expense                                                  (38,902)                (47,658)

   Interest income                                                      1,129                   3,326

   Other income                                                             0                  15,211

Charge for financial instruments                                            0                   (820)

   Exchange gain/ (loss), net                                           3,754                 (3,247)
                                                       ----------------------------------------------
Profit (loss) before taxes                                             40,128                (19,135)

   Taxes                                                             (10,198)                 (6,117)
                                                       ----------------------------------------------
Profit (loss) after taxes                                              29,930                (25,252)

   Minority interest                                                  (3,704)                 (1,088)
                                                       ----------------------------------------------
Profit (loss) for the quarter                                          26,226                (26,340)
                                                       ==============================================
Basic and diluted earnings (loss) per common share (US$)                 1.61                  (0.54)
                                                       ==============================================
Weighted average number of shares
outstanding in the period (in thousands)                               16,284                  49,191
                                                       ==============================================


                      Millicom International Cellular S.A.
                          Consolidated balance sheets
                   as at March 31, 2003 and December 31, 2002



                                                                    March 31,                 Dec 31,
                                                                         2002                    2003
                                                                  (Unaudited)               (Audited)
                                                                    US$ '000                 US$ '000

Assets

Non-current assets

   Intangible assets

      Goodwill, net                                                     8,534                  10,172

      Licenses, net                                                    32,337                  84,471

      Deferred costs and other non-current assets, net                  4,785                   4,919

   Tangible assets, net                                               419,518                 458,933

   Financial assets

      Investment in securities                                        242,376                 220,386

      Investment in associate company                                   1,030                   1,013

      Pledged deposits                                                 23,051                  32,921

      Deferred taxation                                                 7,879                   8,470
                                                       ----------------------------------------------
Total non-current assets                                              739,510                 821,285
                                                       ----------------------------------------------
Current assets

   Investment in securities                                           115,942                 101,540

   Inventories                                                          6,836                   6,962

   Debtors

      Trade debtors, net                                              103,222                 113,221

      Amounts due from joint ventures                                  13,614                  14,053

      Amounts due from affiliates                                       8,703                   6,806

   Prepaid and accrued income                                          17,468                  14,148

   Other current assets                                                39,278                  38,453

   Time deposits                                                       45,144                  16,200

   Cash and cash equivalents                                           77,558                  70,451

Total current assets                                                  427,765                 381,834
                                                       ----------------------------------------------
Total assets                                                        1,167,275               1,203,119
                                                        =============================================



                      Millicom International Cellular S.A.
                          Consolidated balance sheets
                   as at March 31, 2003 and December 31, 2002



                                                                    March 31,                 Dec 31,
                                                                         2003                    2002
                                                                  (Unaudited)               (Audited)
                                                                     US$ '000                US$ '000

Shareholders' equity and liabilities

Shareholders' equity

   Share capital and premium                                          281,989                 281,989

   Treasury stock                                                    (54,521)                (54,521)

   Legal reserve                                                        4,256                   4,256

   Retained (loss) profit brought forward                           (442,862)                (57,719)

   Profit (loss) for the period                                        26,226               (385,143)

   Currency translation reserve                                      (87,866)                (84,121)
                                                        ---------------------------------------------
Total  shareholders'  equity                                        (272,778)               (295,259)
                                                        ---------------------------------------------
                                                        ---------------------------------------------
Minority interest                                                      27,704                  23,733
                                                        ---------------------------------------------
Liabilities

   Liabilities due after more than one year

      Deferred taxation                                                28,332                  26,874

      Corporate subordinated debt                                     912,958                 912,539

      Other debt and financing                                        130,885                 159,370
                                                        ---------------------------------------------
                                                                    1,072,175               1,098,783
                                                        ---------------------------------------------
   Liabilities due within one year

      Other debt and financing                                         94,123                 156,666

      Trade creditors                                                  88,538                  90,945

      Amounts due to shareholders                                       1,016                   4,021

      Amounts due to affiliated companies                               6,205                   6,487

      Accrued interest and other expenses                              70,991                  42,745

      Other current liabilities                                        79,301                  74,998
                                                        ---------------------------------------------
                                                                      340,174                 375,862
                                                        ---------------------------------------------
Total liabilities                                                   1,412,349               1,474,645
                                                        ---------------------------------------------
Total shareholders' equity and liabilities                          1,167,275               1,203,119
                                                        =============================================


                      Millicom International Cellular S.A.
                     Consolidated statements of cash flows
               for the three months ended March 31, 2003 and 2002



                                                                    March 31,               March 31,
                                                                         2003                    2002
                                                                  (Unaudited)             (Unaudited)

                                                                     US$ '000                US$ '000

Net cash provided by operating activities                              61,984                  34,517


Cash flow from investing activities                                  (38,134)                 (8,391)

Cash flow from financing activities                                  (16,916)                (10,531)

Cash effect of exchange rate changes                                      173                   (347)

                                                        ---------------------------------------------
Net decrease in cash and cash equivalents                               7,107                  15,248


Cash and cash equivalents, beginning                                   70,451                  56,276

                                                        ---------------------------------------------
Cash and cash equivalents, ending                                      77,558                  71,524
                                                        =============================================



                     Millicom Intern ational Cellular S.A.
           Consolidated statements of changes in shareholders' equity for the three months ended March 31, 2003 and 2002



                                                                    March 31,               March 31,
                                                                         2003                    2002
                                                                  (Unaudited)             (Unaudited)

                                                                     US$ '000                US$ '000


Shareholders' equity at January 1                                   (295,259)                  68,894

Purchase of treasury stock                                                  -                 (1,995)

Profit (loss) for the period                                           26,226                (26,340)

Movement in revaluation reserve                                             -               (104,028)

Movement in currency translation reserve                              (3,745)                     473
                                                        ---------------------------------------------
Shareholders' equity                                                (272,778)                (62,996)
                                                        =============================================



                      Millicom International Cellular S.A.
                          Quarterly analysis by region




                                03 Q1              02 Q4              02 Q3            02 Q2          02 Q1

Gross cellular subs

Sanbao Telecom              2,110,494          1,938,674          1,754,969        1,607,647      1,514,687
MIC Latin America           1,814,199          1,755,124          1,665,919        1,597,531      1,534,668
MIC Africa                    324,021            309,113            294,843          278,395        282,178
                           --------------------------------------------------------------------------------
Sub-total                   4,248,714          4,002,911          3,715,731        3,483,573      3,331,533
Divested                            0            249,126            254,370          264,701        250,377
                           --------------------------------------------------------------------------------
Total                       4,248,714          4,252,037          3,970,101        3,748,274      3,581,910
                           ================================================================================


Prop cellular subs

Sanbao Telecom              1,308,969          1,206,822          1,101,788        1,038,880        971,781
MIC Latin America           1,422,825          1,359,437          1,294,547        1,255,495      1,215,157
MIC Africa                    230,809            217,928            205,434          178,585        182,665
                           --------------------------------------------------------------------------------
Sub-total                   2,962,603          2,784,187          2,601,769        2,472,960      2,369,603
Divested                            0            237,686            221,455          223,417        211,189
                           --------------------------------------------------------------------------------
Total                       2,962,603          3,021,873          2,823,224        2,696,377      2,580,792
                           ================================================================================


Revenue (US$ '000)

Sanbao Telecom                 67,428             63,049             59,029           56,608         53,872
MIC Latin America              53,272             57,821             56,789           55,864         56,574
MIC Africa                     14,828             13,839             14,315           11,964         11,962
Other                           3,265              2,719              2,909            3,535          2,375
                           --------------------------------------------------------------------------------
Sub-total                     138,793            137,428            133,042          127,971        124,783
Divested                        5,926             17,851             22,784           21,044         20,283
                           --------------------------------------------------------------------------------
Total                         144,719            155,279            155,826          149,015        145,066
                           ================================================================================


EBITDA (US$'000)

Sanbao Telecom                 37,635             37,939             32,413           27,955         27,665
MIC Latin America              24,942             26,552             25,327           24,263         24,892
MIC Africa                      5,714                358              3,813            3,860          4,436
Other                             697                612                238              435            707
                           --------------------------------------------------------------------------------
Sub-total                      68,988             65,461             61,791           56,513         57,700
Divested                        2,582              6,983              9,298            7,827          5,967
                           --------------------------------------------------------------------------------
Total                          71,570             72,444             71,089           64,340         63,667
                           ================================================================================

N.B MIC has discontinued consolidating El Salvador on a proportional basis with effect from May 2001

